Exhibit 15.4

Tantech Holdings Ltd. Announces Fiscal Year 2018 Financial Results

LISHUI, China, May 15, 2019 /PRNewswire/ -- Tantech Holdings Ltd. (NASDAQ: TANH), ("Tantech" or the "Company"), an alternative energy company with diversified operations, including the manufacturing of bamboo-based charcoal products and Electric Vehicles (EVs), today announced its financial results for its fiscal year ended December 31, 2018.

Financial Highlights (All Figures Approximated)

•	Total revenues decreased by approximately $12.7 million, or 30.1%, to approximately $29.6 million

•	Total gross profit from the following segments decreased by 23.9%, or approximately $2.5 million, to $8.0 million
- Gross profit from the Company's consumer products segment decreased by 1.9%, or $0.15 million, to $8.04 million
- Gross profit from the Company's trading segment increased by 17.0%, or $0.1 million, to $0.5million
- Gross profit from the Company's electronic vehicle segment decreased by 126%, or $2.4 million, to $0.50 million

•	Despite the overall decline in revenues and gross profit, the Company was still able to achieve net income attributable to common stockholders of $2.0 million, or $0.07 per share, for fiscal year 2018.

Mr. Zhengyu Wang, Chairman and CEO of Tantech said: "Tantech's overall performance in 2018 did not meet our expectations due to a much more competitive business environment, which led to lower sales of certain products. However, as the Company further streamlined its business lines in 2018, we have reduced the supply chain risks and made some breakthroughs in business, laying down a solid foundation for future growth. As such, we expect that both revenue and earnings growth will be improved this year compared with 2018."

"This year and beyond, the company will focus on manufacturing and selling bamboo charcoal-based consumer products and environment-friendly electric motor vehicles. Since 2019, the Chinese government has further reduced its subsidy for electric motor vehicles. As a result, we expect to receive fewer subsidies from the government going forward. In the past years, during which the Company's sales of electric motor vehicles were subsidized by the government, it took the Company two to three years to recover the subsidies, which contributed to a large accounts receivable balance. As a specialist in the electric logistics vehicle market, the Company expects to continue to improve its competitiveness so as to reach more customers and improve the Company's cash management. Also, the Company expects to expand into the auto parts sector, capitalizing on its rich customer resources in the automotive industry to build a strong brand image in the industry. In addition, assuming sufficient cash flow, the Company expects to increase investment in the mining sector. In 2018, the Company's 18% equity interest in  Libo Haokun, a marble mining company, saw an increase in book value, which to some extent improved shareholder returns.  " Mr. Wang concluded.

Full Year 2018 Financial Results

Revenues

Revenues decreased by approximately $12.7 million, or 30.1%, to approximately $29.6 million in fiscal 2018 from approximately $42.3 million in fiscal 2017. The decrease was mainly attributable to the significant decrease of our consumer products and electronic vehicle ("EV") segments due to a change of our business strategy and less customer demand.  The revenue from our trading segment increased due to higher demands.

	For the Twelve Months Ended December 31,
	2018			2017
	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)
Consumer product	22,388	8,040	35.9%	31,889	8,196	25.7%
Trading	3,777	487	12.9%	1,829	417	22.8%
Electric Vehicles	3,396	(498)	(14.7)%	8,579	1,943	22.6%
Total	29,561	8,029	27.2%	40,297	10,556	25%

Revenues from the Company's consumer product segment decreased by $9.5 million, or 29.8%, to $22.4 million for fiscal 2018 from $31.9 million for the prior fiscal year. The gross margin of the Company's consumer product segment increased from 25.7% in fiscal 2017 to 35.9% in fiscal 2018. The decrease in revenue from the consumer product segment in 2018 was due to the following reasons. First, as a result of increasing competition from E-commerce retailers and the change of shopping habits among younger consumers, potential customers are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from the Company's customers for its consumer products decreased considerably. Second, in 2018, the Company reduced its cooperation with certain supermarket customers with low selling prices and unfavorable profit margins. And third, in response to market competition, the Company also reduced sales of  less popular products with lower gross margin. The overall decrease in the Company's revenue from its consumer product segments reflected the above factors.

Revenue from the Company's trading segment was approximately $3.8 million in fiscal 2018, an increase of 106% from $1.9 million in fiscal 2017. Starting in fiscal 2017, the Company focused on promoting its "Charcoal Doctor" products in the market. As a result, domestic sales of "Charcoal Doctor" products have increased significantly. The decline in gross margin in fiscal 2018 compared to fiscal 2017 was due to the fact that almost all the Company's sales were made to the Chinese domestic market which have lower margins.

In July 2017, the Company completed the acquisition of a 70% equity interest of Suzhou E-Motors Co., Ltd, which became known as Shangchi Automobile in 2019 ("Shangchi Automobile"), a specialty electric vehicles and power batteries manufacturer based in Jiangsu Province, China. The revenue for this EV segment was approximately $3.4 million in fiscal 2018 with negative gross margin of 14.7%. The Company sold 110 types of logistic electronic cars in fiscal 2018 with average price of approximately $15,000, and the Company expects sales growth in fiscal 2019.

Cost of revenues

Cost of revenues decreased by approximately $10.2 million, or 32.2%, to approximately $21.5 million in fiscal 2018 from approximately $31.7 million in fiscal 2017. As a percentage of revenues, the cost of revenue decreased to 73% in fiscal 2018 from 75% in fiscal 2017. The decrease in cost of revenues as a percentage of revenues in fiscal 2018 was mainly attributable to the lower cost of revenues from the consumer products and EV segments due to lower sales. On the other hand, the cost of revenue for trading segment increased to in line with the increased sales.

Gross profit

Gross profit decreased by approximately $2.5 million, or 23.9%, to approximately $8.0 million in fiscal 2018 from approximately $10.5 million in fiscal 2017. The gross profit margin was 27.2% in fiscal 2018, as compared to 25.0% in fiscal 2017. On a segment-by-segment basis, gross margins for consumer product, trading and EV were 35.9%, 12.9%, and (14.7%), respectively, for fiscal 2018, compared to 25.7%, 22.8% and 22.6%, respectively, for fiscal 2017. The decrease in gross margin was primarily attributable to lower selling prices in the trading segment and EV segment in fiscal 2018.

Selling expenses

Selling expenses decreased by approximately $0.4 million to approximately $0.3 million in fiscal 2018 compared to approximately $0.7 million in fiscal 2017. As a percentage of sales, selling expenses were 1.1% of revenues in fiscal 2018, as compared to 1.7% of revenues in fiscal 2017. The decrease of the selling expenses was mainly attribute to decreased sales.

General and administrative expenses

General and administrative expenses increased by approximately $0.3 million, or 7.5%, to approximately $4.9 million in fiscal 2018 from approximately $4.6 million in fiscal 2017. As a percentage of revenues, general and administrative expenses increased to 16.8% in fiscal 2018, compared to 10.9% in fiscal 2017. The slight increase was primarily attributable to the fact that $0.2 million more bad debt and inventory impairment provision was recorded in fiscal 2018.

Research and development expenses

Research and development expenses decreased by $0.2 million, or 38.4%, to $0.4 million in fiscal 2018 from $0.6 million in fiscal 2017. The decrease was primarily due to less R&D activity during fiscal 2018 due to a change of business strategies. We intend to spend more resources on R&D for our electric vehicle segment going forward.

Provision for income taxes

Provision for income taxes was approximately $1.0 million in fiscal 2018, a decrease of approximately $0.5 million or 32.5%, from approximately $1.5 million in fiscal 2017. The decrease was mainly due to lower income before income taxes from continuing operations in fiscal 2018 compared to fiscal 2017. The Company provided full valuation allowance in fiscal 2018 on bad debt reserves due to uncertainties in realizing those tax benefits in the future.

Net income attributable to common stockholders

Net income attributable to common stockholders was approximately $2.0 million in fiscal 2018, a decrease of approximately $1.8 million from approximately $3.8 million in fiscal 2017. The decrease was attributable to a general overall decline of revenue and gross profits. As of December 31, 2018, the Company ceased operating Tantech Babiku and Lishui Zhongzhu, and it is planning to sell the remaining operations of Tantech Energy because of a business strategy change. The net income for these discontinued operations was approximately $0.08 million in fiscal 2018 compared to $0.07 million in fiscal 2017.

Recent Updates

On February 26, 2019, Tantech Charcoal entered into a short term loan agreement with Bank of China (Lishui Branch) to borrow approximately $1.5 million (RMB 10 million) for one year with an annual interest rate of 4.35%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang.

On March 18, 2019, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.8 million (RMB 18.78 million) with an annual interest rate of 6.05%. Repayment of principal of approximately $150,000 (RMB 1 million) will be due on January 14, 2020 and the repayment of the remaining principal of approximately $2.7 million (RMB17,780,000) will be due on March 17, 2020.  The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,960,000).  The loan was also guaranteed by three related parties, Zhengyu Wang, CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Trading Co., Ltd., the president of which was also the COO of the Company.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and electronic vehicle. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products. For more information about Tantech Holdings Ltd., please visit: http://www.tantech.cn/en/index.asp

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Tantech Holdings Ltd and Subsidiaries Consolidated Balance Sheets

	December 31,	December 31,
	2018	2017
Assets
Current Assets
Cash and cash equivalents	$7,748,416	$9,717,909
Restricted cash	2,121,377	3,901,526
Notes receivable	-	15,370
Accounts receivable, net	32,495,361	44,832,946
Inventories, net	1,957,058	2,572,558
Advances to suppliers, net	14,387,228	11,217,764
Prepaid value-added taxes	2,136,988	2,969,656
Prepaid expenses and other receivables, net	954,362	1,685,120
Current assets from discontinued operations	8,513,154	12,332,035
Total current assets	70,313,944	89,244,884
Property, plant and equipment, net	3,240,620	3,374,879

Other Assets
Advances to suppliers	-	2,109,005
Manufacturing rebate receivable	9,795,512	9,269,118
Intangible assets, net	15,268,062	15,976,144
Long-term Investment	18,156,000	-
Goodwill	8,861,361	9,001,924
Non-current assets from discontinued operations	8,558,515	9,511,772
Total Assets	$134,194,014	$138,487,726

Liabilities and Stockholders' Equity
Current Liabilities
Short-term bank loans	$7,683,014	$5,208,893
Bank acceptance notes payable	2,121,377	6,975,526
Accounts payable	2,524,462	5,335,363
Due to related parties	2,102,175	2,995,228
Customer deposits	865,615	1,001,726
Taxes payable	344,563	542,392
Due to third parties	3,253,253	708,864
Accrued liabilities and other payables	1,598,104	1,564,336
Liabilities from discontinued operations	1,662,252	2,456,934
Total Current Liabilities	22,154,815	26,789,262
Deferred tax liability	2,053,512	2,086,086
Total Liabilities	24,208,327	28,875,348

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
28,853,242 and 28,703,242 shares issued and outstanding as of December 31, 2018 and 2017, respectively	28,853	28,703
Additional paid-in capital	39,310,178	39,067,328
Statutory reserves	6,461,788	6,461,788
Retained earnings	58,333,136	56,356,369
Accumulated other comprehensive loss	(2,066,364)	(1,101,270)
Total Stockholders' Equity attributable to the Company	102,067,591	100,812,918
Noncontrolling interest	7,918,096	8,799,460
Total Stockholders' Equity	109,985,687	109,612,378
Total Liabilities and Stockholders' Equity	$134,194,014	$138,487,726

Tantech Holdings Ltd and Subsidiaries Consolidated Statements of Comprehensive Income (Loss)

	For the Years Ended December 31,
	2018	2017	2016

Revenues	$29,561,399	$42,297,612	$39,902,342

Cost of revenues	21,532,319	31,741,753	26,879,316

Gross Profit	8,029,080	10,555,859	13,023,026

Operating expenses
Selling expenses	320,479	730,834	621,818
General and administrative expenses	4,971,804	4,625,563	3,613,289
Research and development expenses	386,628	627,577	136,626
Total operating expenses	5,678,911	5,983,974	4,371,733

Income from operations	2,350,169	4,571,885	8,651,293

Other income (expenses)
Interest income	56,894	18,648	571
Interest expense	(626,343)	(551,044)	(470,656)
Government subsidy income	-	-	52,597
Other income, net	247,069	436,095	99,025
Total other income (expenses)	(322,380)	(96,301)	(318,463)

Income before provision for income taxes	2,027,789	4,475,584	8,332,830
Provision for income taxes	1,031,158	1,528,003	1,367,270
Net income from continuing operations	996,631	2,947,581	6,965,560

Discontinued operation:
Net income (loss) from discontinued operations, net of tax	83,367	65,550	(2,357,867)
Net income	1,079,998	3,013,131	4,607,693

Less: net income (loss) attributable to the noncontrolling interest from continuing operations	(896,769)	(754,084)	308,442
Net income attributable to common stockholders of Tantech Holdings Ltd.	$1,976,767	$3,767,215	$4,299,251

Net income	1,079,998	3,013,131	4,607,693
Other comprehensive income (loss):
Foreign currency translation adjustment	(949,689)	4,341,324	(5,448,209)
Comprehensive income (loss)	130,309	7,354,455	(840,516)
Less: Comprehensive income (loss) attributable to noncontrolling interest	(881,364)	(784,186)	70,029
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd.	$1,011,673	$8,138,641	$(910,545)

Earnings (loss) per share - Basic and Diluted
Continuing operations	$0.07	$0.15	$0.19
Discontinued operations	$0.00	$0.00	$(0.10)
Weighted Average Shares Outstanding - Basic and diluted
Continuing operations and discontinued operations	28,745,571	25,971,912	23,019,185

Tantech Holdings Ltd and Subsidiaries Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income	$1,079,998	$3,013,131	$4,607,693
Net (income) loss from discontinued operations	(83,367)	(65,550)	2,357,867
Net income from continuing operations	996,631	2,947,581	6,965,560
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts - accounts receivable	910,811	2,632,813	239,487
Allowance for doubtful accounts - advance to suppliers	777,848	(45,507)	927,218
Allowance for doubtful accounts – other receivables	66,305	(16,827)	59,742
Allowance for doubtful accounts - due from related party	364,288	-	-
Inventory reserve (recovery)	700,379	13,908	(84,414)
Depreciation expense	628,144	576,953	497,970
Amortization of intangible asset	443,318	201,647	6,842
Amortization of prepaid consulting expense	102,263	-	-
Gain from disposal of property, plant and equipment	(44,814)	(1,875,493)	-
Changes in operating assets and liabilities:
Accounts receivable - non-related party	7,023,546	(1,001,613)	(6,272,566)
Accounts receivable - related party	3,249,359	-	-
Advances to suppliers	(3,555,851)	2,826,316	(7,354,381)
Advances to supplier non current	1,558,916	6,839,953	(451,731)
Inventory	(147,485)	804,763	(317,545)
Other receivables	767,849	(829,716)	9,424
Government rebate receivable	(644,959)	(2,942,190)	-
Accounts payable	(2,621,226)	(532,039)	(893,016)
Accrued liabilities and other payables	49,492	(1,489,128)	362,212
Customer deposits	(115,771)	(247,059)	58,122
Taxes payable	573,660	(1,927,737)	174,817
Deferred tax liability	-	-	(98,473)
Net cash provided by (used in) continuing operations	11,082,703	5,936,625	(6,170,732)
Net cash provided by (used in) discontinued operations	3,582,177	(3,785,614)	(898,699)
Net cash provided by (used in) operating activities	14,664,880	2,151,011	(7,069,431)

Cash flows from investing activities
Acquisition of property, plant and equipment	(559,038)	(1,302,721)	(8,282)
Proceeds from disposal of property, plant and equipment	54,089	662,144	-
Additions to intangible assets	(2,585)	-	-
Payment for business acquisition	-	(4,552,240)	(3,372,925)
Payment for investment	(17,448,000)	-	-
Cash acquired from business acquisition	-	35,707	-
Changes in deposit for asset acquisition	-	443,400	-
Net cash used in continuing operations	(17,955,534)	(4,713,710)	(3,381,207)
Net cash provided by (used in) discontinued operations	(39,976)	1,220,458	1,503,233
Net cash used in investing activities	(17,995,510)	(3,493,252)	(1,877,974)

Cash flows from financing activities
Proceeds from (repayment of) loans from third party	2,455,806	(187,706)	885,694
Note receivable	14,540	(14,780)	-
Bank acceptance notes payable, net of repayment	(4,560,185)	4,911,990	1,806,924
Proceeds from bank loans	10,291,412	10,093,262	7,001,831
Repayments of bank loans	(7,835,606)	(11,957,020)	(8,251,620)
Repayment of loans from related parties	(1,175,971)	(477,565)	-
Proceeds from issuance of common stocks	-	5,968,208	7,957,100
Net cash provided by (used in) continuing operations	(810,004)	8,336,389	9,399,929
Net cash provided by discontinued operations	-	-	-
Net cash provided by (used in) financing activities	(810,004)	8,336,389	9,399,929

Effect of exchange rate changes on cash, restricted cash and cash equivalents	390,992	424,298	(491,196)

Net increase (decrease) in cash, restricted cash and cash equivalents	(3,749,642)	7,418,446	(38,672)

Cash, restricted cash and cash equivalents, beginning of year	13,619,435	6,200,989	6,239,661

Cash, restricted cash and cash equivalents, end of year	$9,869,793	$13,619,435	$6,200,989

Supplemental disclosure information:
Income taxes paid	$1,044,480	$1,156,976	$696,435
Interest paid	$608,048	$479,358	$261,625

Supplemental non-cash activities:
Common shares issued for service	$243,000	$-	$-
Common shares issued for Minority interest buyback	$-	$-	$2,160,142
Common shares issued for acquisition of Shangchi Automobile	$-	$6,500,000	$-
Net book value of assets and liabilities of Shangchi Automobile acquired	$-	$11,122,410	$-